CF Finance Acquisition Corp. III

110 East 59th Street

New York, NY 10022

July 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Geoffrey Kruczek

Re:	CF Finance Acquisition Corp. III
Registration	Statement on Form S-4
Filed	May 12, 2021, as amended
File	No. 333-256058

Dear Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CF Finance Acquisition Corp. III hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:30 a.m. ET on Wednesday, July 21, 2021, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Javad Husain of Hughes Hubbard & Reed LLP at (857) 225-6204 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer

cc:	Hughes Hubbard & Reed LLP
Ellenoff	Grossman & Schole LLP
DLA	Piper LLP (US)